EXHIBIT 99.1

April 5, 2023 | VANCOUVER, BC

Sandstorm Gold Royalties Announces Record Sales and Revenue in First Quarter 2023 and Renews Normal Course Issuer Bid

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm”, or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to report that the Company sold approximately 28,400 attributable gold equivalent ounces1 and realized preliminary revenue2 of $44.0 million during the three months ended March 31, 2023, both representing a record for the Company (18,741 attributable gold equivalent ounces and $35.4 million in revenue for the comparable period in 2022).

The Company had preliminary total sales, royalties, and income from other interests1 of $54.0 million for the three month period, a record for the Company ($35.4 million total sales, royalties, and income from other interests for the comparable period in 2022).

Preliminary cost of sales, excluding depletion2 for the three month period was $6.5 million resulting in cash operating margins1 of approximately $1,650 per attributable gold equivalent ounce1 ($5.3 million and $1,604 per attributable gold equivalent ounce for the comparable period in 2022, respectively).

RENEWAL OF NORMAL COURSE ISSUER BID

The Company’s normal course issuer bid (“NCIB”) is being renewed after the existing NCIB expires on April 6, 2023. The current NCIB provides Sandstorm with the option to purchase up to 18.9 million of the Company’s common shares (“Common Shares”) from time to time when Sandstorm’s management believes that the Common Shares are undervalued by the market. Under the renewed NCIB, Sandstorm may purchase up to 24.0 million of its Common Shares, representing approximately 8% of the Company’s issued and outstanding Common Shares. As of March 31, 2023, the Company had 298,740,427 Common Shares issued and outstanding, 247,355,113 of which made up the “Public Float” (within the meaning of the rules of the Toronto Stock Exchange) and the 24.0 million Common Shares purchasable under the NCIB represents approximately 9.7% of the Company’s Public Float. The new NCIB also provides Sandstorm with the option to purchase its Common Shares from time to time when Sandstorm’s management believes that the Common Shares are undervalued by the market. The Toronto Stock Exchange (“TSX”) has accepted the Company’s notice that it intends to proceed with a NCIB in accordance with TSX rules. Purchases under the renewed NCIB may commence on April 11, 2023, and will terminate on the earlier of April 10, 2024, the date that Sandstorm completes its purchases pursuant to the NCIB as filed with the TSX, or the date of notice by Sandstorm of termination of the NCIB.

All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading systems and through the facilities of the NYSE or alternative trading systems in the United States of America. Purchases will be made at the market price of the Common Shares at the time of acquisition and may be funded by Sandstorm’s working capital. Any Common Shares acquired by the Company under the NCIB will be cancelled. Sandstorm’s average daily trading volume on the TSX during the last six calendar months was 389,301 Common Shares. Under the rules of the TSX, subject to the Company’s ability to make block purchases, daily purchases on the TSX under the NCIB will not exceed 97,325 Common Shares, which represents 25% of the average daily trading volume on the TSX during the last six calendar months. The maximum number of Common Shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

The actual number of Common Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors.

In the last twelve months, the Company has purchased 336,201 Common Shares pursuant to its NCIB at a volume-weighted average price of approximately C$6.69 per common share on the TSX and alternative Canadian trading systems and approximately US$5.00 per common share on the NYSE and alternative US trading systems.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Note 1

Sandstorm Gold Royalties has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including (i) attributable gold equivalent ounces and (ii) cash operating margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change. (i) As the Company’s operations are primarily focused on precious metals, the Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Attributable Gold Equivalent ounces is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from Other Interests as a component. Total Sales, Royalties and Income from Other Interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions, which, during the three months ended March 31, 2023, is comprised of a one-time $10.0 million payment received as per the Company’s royalty agreement on the Mt. Hamilton project ($44 million + $10 million = $54 million). Attributable Gold Equivalent ounces is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company’s Gold streams for the same respective period ([$54.0 million - $0.6 million]/$1,882 average realized gold price for the three months ended March 31, 2023, and $35.4 million/$1,887 average realized gold price for the comparable period in 2022) and may be subject to change. (ii) The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. Cash operating margin is calculated by subtracting average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company’s Gold streams (see item i above) for the same respective period. Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion, by the number of Attributable Gold Equivalent ounces ($6.5 million/28,400 Attributable Gold Equivalent ounces for the three months ended March 31, 2023, and $5.3 million/18,741 Attributable Gold Equivalent ounces for the comparable period in 2022).

Note 2
These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	MARK KLAUSEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to the future price of gold, silver, copper, iron ore and other metals; statements with respect to Sandstorm’s proposed NCIB and the number of Common Shares that may be purchased under the NCIB; the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2022 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 23, 2023 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.